

May 22, 2012

Via E-mail
Brian Magstadt
Chief Financial Officer
Simpson Manufacturing Co., Inc.
5956 W. Las Positas Blvd.
Pleasanton, CA 94588

> **Re: Simpson Manufacturing Co., Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **Form 10-Q for the Period Ended March 31, 2012**
> **Filed May 8, 2012**
> **File No. 1-13429**

Dear Mr. Magstadt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Item 1. Business, page 2

Employees and Labor Relations, page 10

2. Please tell us and revise your future filings to disclose the status of the collective bargaining agreements that are set to expire during the first half of 2012.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 26

Comparison of the Years Ended December 31, 2011 and 2010, page 27

3. Please revise to explain what types of transactions and/or activities are included in the
    column labeled "admin & all other" on page 27.

4. Please revise your MD&A to describe, with quantification, the business reasons for
    fluctuations in each of your income statement line items separately for each segment,
    including "Admin and All Other". You have not provided an analysis of the fluctuations in
    research and development and other engineering expenses, selling expenses, or general and
    administrative expenses for each of your segments. Furthermore, your current discussion of
    gross profit focuses on results on a consolidated basis with a brief quantification of how each
    segment's gross profit as a percentage of net sales fluctuated but does not describe the
    reasons why. It is unclear, for example, why gross profit in the North American segment
    increased from 46.2% to 48.8% while in the European segment, it decreased from 35% to
    32.6%. It is also unclear why your North American segment was able to generate a much
    higher gross profit percentage during 2011 as compared to the European and Asia/Pacific
    segments.

5. We note that approximately 28% of your net sales are generated outside of the United States
    and that you have significant operations overseas. Please tell us how you considered that it
    was not necessary to discuss in MD&A the effects that changes in currency exchange rates
    had on your results of operations, your business practices and plans. Please refer to the
    SEC's Financial Reporting Codification Section 501.09.b

Critical Accounting Policies and Estimates, page 32

Goodwill Impairment Testing, page 33

6. So that we may better understand how you perform your goodwill impairment testing, please
    describe for us:
    -   Your organizational structure;
    -   How you define your operating segments and components; and
    -   The components you aggregate into reporting units and how they meet the aggregation
        criteria.

Liquidity and Sources of Capital, page 34

7. You indicate on page 34 that you have $144 million of cash and cash equivalents held
    outside the United States and the majority of this cash is held in foreign currencies that could
    be subject to additional taxation if it were repatriated to the United States. Please revise to

indicate, if true, that it is your intention to permanently reinvest these earnings into your foreign subsidiaries.

8. It appears that both your Hungen property in Germany and your facility in Ireland may be at risk for impairment. Please disclose the carrying value of these facilities so that investors are informed as to the maximum possible risk of future impairment associated with these facilities.

Consolidated Financial Statements

Note 9. Commitments and Contingencies, page 56

9. Please revise to disclose the amount of damages that the plaintiffs in the legal proceedings described in your footnote are claiming against you, if known.

Note 14. Segment Information, page 64

10. Please revise to disclose revenues from external customers for each type of product or service or group of similar products and services. Please refer to ASC 280-10-50-40.

Form 10-Q for the Period Ended March 31, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Continuing Operations for the Three Months Ended March 31, 2012, Compared with the Three Months Ended March 31, 2011, page 19

11. You recently acquired several businesses in late 2011 and early 2012. Please revise your MD&A to more clearly distinguish between fluctuations in your results of operations and financial condition that are directly attributable to the acquisitions as compared to your existing business before the acquisitions.

12. Your current M&DA tends to quantify fluctuations in various lines items, such as operating expenses, without providing any substantive explanation as to the business reasons for the changes. For example, you indicate that research and development and engineering expense increased 53.5% during the quarter due primarily to an increase in professional fees of $2.4 million but you do not explain the reason for the higher professional fees. We note that in your April 27, 2012 conference call regarding your results for the first quarter of 2012, you provided specific details about the reasons for various fluctuations in your operating results that were not described in your MD&A, including a more specific business reason for the increase in professional fees. Please revise your MD&A to provide a more comprehensive explanation of the specific business reasons for fluctuations in your operating results, financial condition, and liquidity during the periods presented. To the extent that there are

multiple business reasons for a fluctuation, please separately describe and quantify each factor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or the undersigned at (202) 551-3769 if you have any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief